UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Layne Christensen Company

(Exact name of registrant as specified in its charter)

Delaware	001-34195	48-0920712
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

1800 Hughes Landing Blvd, Suite 800, The Woodlands, Texas 77380

(Address of principal executive offices) (Zip Code)

Michael Anderson, (281) 475-2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Disclosure Requirement

This Disclosure for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1932 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products contain “Conflict Minerals” which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. If following a reasonable country of origin inquiry, a company can determine that its necessary Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled or scrap sources, or if the company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or reasonably believes that its necessary Conflict Minerals did come from recycled or scrap sources, it must disclose that determination, submitting a Form SD that includes a description of the Reasonable Country of Origin Inquiry (“RCOI”) it undertook in making its determination and the results of that inquiry.

The Company

This Disclosure has been prepared by Layne Christensen Company (the “Company”). Unless otherwise indicated, the terms “Company,” “Layne,” “we,” “us” and “our” refer to Layne Christensen Company, together with its subsidiaries. Layne is a global water management, construction and drilling company. We provide responsible solutions for water, mineral and energy challenges. For the reporting period ending on December 31, 2015, Layne was comprised of five (5) Divisions:  Water Resources, Inliner, Heavy Civil, Mineral Services and Energy Services.1

Reasonable Country of Origin Inquiry

Layne conducted an analysis of our business and determined that even though Layne does not operate a specific manufacturing segment, on occasion Layne manufactures or fabricates products for sale and for the use of its customers. In 2015, Layne’s products comprised less than five percent (5%) of the Company’s annual revenues.

Layne’s Water Resources, Inliner, and Mineral Services Divisions manufactured and sold products in 2015. The primary products that were manufactured and sold were turbine and submersible pumps (Water Resources), water treatment systems (Water Resources), cured-in-place pipe lining tubes (Inliner), inversion units for installation purposes (Inliner), and Accu-Dril™ mud motors (Mineral Services). We removed Inliner from our RCOI after determining that no Conflict Minerals were necessary to the functionality or production of products manufactured by Inliner.

As part of Layne’s analysis, Layne's primary manufactured products and suppliers within the Water Resources and Mineral Services Divisions were assessed in order to identify Conflict Minerals scope and risk. Layne reviewed thousands of invoices and receipts to determine which vendors possibly required Conflict Minerals as a necessary element for the production or functionality of their products. Through this review process, Layne was able to identify thirty-four (34) critical suppliers who sold products that possibly required Conflict Minerals for their production or functionality.

For its 2015 Conflict Minerals Questionnaire, Layne based its survey on the Conflict Free Sourcing Initiative’s Conflict Mineral Reporting Template, created by Electronic Industry Citizenship Coalition, Incorporated (EICC) and Global e-Sustainability Initiative (GeSI). In April 2015, Layne called and emailed the thirty-four (34) vendors identified and received responses from thirty-one (31) vendors.2 Of the thirty-one (31) responses: twenty-two (22) indicated that their products do not contain materials sourced from the Covered Countries; four (4) did not believe their products contained Conflict Minerals sourced from the Covered Countries and refused to conduct RCOI procedures; and five (5) did not know whether their products contained Conflict Minerals and refused to conduct RCOI procedures.

[1]

In October 2015, the Energy Services Division was absorbed into the Water Resources Division. At the end of 2015, Layne consisted of only four (4) Divisions: Water Resources, Inliner, Heavy Civil and Mineral Services.

[2]

The three (3) vendors that have not responded have been placed on a “Payment Hold” status and will not be paid on any outstanding invoices until the vendors complete the Conflict Minerals Questionnaire.

Based on the responses to Layne’s 2015 Conflict Minerals Questionnaire, the Company has no reason to believe that any Conflict Minerals may have originated in the Covered Countries. As a downstream purchaser of Conflict Minerals-containing products, our reasonable country of origin inquiry cannot provide absolute assurance regarding the source and chain of custody of the necessary conflict minerals. Our reasonable country of origin inquiry is based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

In accordance with the Rule, this Disclosure is available on the Company’s website at www.Layne.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Layne Christensen Company

(Registrant)

By:	/s/ Michael Anderson	Date: May 31, 2016
Michael Anderson Senior Vice President & Chief Financial Officer